Room 4561

      December 20, 2005

Khoa D. Nguyen
Chairman and Chief Executive Officer
Ezenia! Inc.
14 Celina Avenue, Suite 17-18
Nashua, NH  03063

	Re:	Ezenia! Inc.
		Form 10-K/A For the Year Ended December 31, 2004
      Forms 10-Q For the Quarterly Periods Ended March 31, June 30 and
      September 30, 2005
		File No. 000-25882

Dear Mr. Nguyen,

      We have reviewed your responses to the comments raised in our letter dated September 19, 2005 and have the following additional comments.

Form 10-K/A for the Year Ended December 31, 2004

Revenue recognition, page 31

1. We note that in your response to prior comment 2 you describe recognition of the contract value over the "subscription contract" period as being in accordance with paragraph 12 of SOP 97-2. Please tell us whether these arrangements are true "subscriptions", as defined in paragraphs 48 and 49, or whether your use of the label "subscription contract" should be taken to mean the license term. Please clarify.

2. We note that on page 8 you refer to "software updates and upgrades" but you do not address these updates and upgrades in the context of your revenue recognition policies. That is, do these updates and upgrades represent unspecified enhancements to be provided on an as-available basis or the delivery of unspecified additional software products? Tell us the nature of the updates and upgrades and clarify how your accounting for them complies with SOP
97-2.

Note 8- Income Taxes, page 37

3. Please refer to your response to prior comment 6. Clarify why you treated the "aggregate true up of temporary differences" discovered in 2004, in conjunction with the filing of your 2003 tax returns, as a "change in estimate." Your response suggests an oversight of facts that existed at the time the financial statements were prepared, rather than the subsequent achievement of better insight or improved judgment which distinguish a change in estimate from the correction of an error. See paragraph 13 of APB No. 20.

*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

							Sincerely,



							Craig D. Wilson
      						Senior Assistant Chief
Accountant


Khoa D. Nguyen
Ezenia! Inc.
December 20, 2005
Page 2